AIS

06010676

RECEIVED

2006 FEB -6 P 4: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 24, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 015/2006 and AIS-CP 016-2006**

Subject: 1. Disclose a copy of Statement of Firm Intention to Make a Tender Offer (Form 247-3)
2. Notification of resolution of the Board of directors meeting no. 1/2006.

Date: January 24, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
FEB 28 2006
THOMSON
FINANCIAL

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

AIS-CP 015/2006

January 23, 2006

Subject: Disclose a copy of Statement of Firm Intention to Make a Tender Offer (Form 247-3)

To: The President
The Stock Exchange of Thailand

Today, Cedar Holdings Limited and Aspen Holdings Limited have submitted the Statement of Firm Intention to Make a Tender Offer (Form 247-3) for the securities of Advanced Info Service Public Company Limited ("the Company") to the Office of the Securities and Exchange Commission.

The Company would like to disclose to the SET and the investors such information as the enclosed copy of Statement of Firm Intention to Make a Tender Offer.

Form 247-3

Statement of Firm Intention to make a Tender Offer

1. Date of submission of the declaration of the Statement of Firm Intention:

January 23, 2006

2. Name of the Persons Making the Statement of Firm Intention to make a tender offer:

Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen") (collectively the "Persons Making the Statement of Firm Intention")

Cedar and Aspen shall be regarded as the same group of persons under Sections 246 and 247 of the Securities and Exchange Act B.E. 2535 (as amended).

3. Intention to make a tender offer for the securities of:

Advanced Info Service Public Company Limited ("AIS" or the "Company")

4. **Detail of securities for which a tender offer will be made:**

[/] will make a tender offer for all of the securities in the Company

[ ] will make a tender offer for partial of the securities in the Company according to Part 5 of the Notification of the Securities and Exchange Commission No. KorJor.53/2545

Type of securities	Class	No. of securities tendered (shares)	% of amount of securities tendered with:		Offer Price per share (Baht)	Offer Value (Baht)
			Total issued securities[1] of the Company	Total voting rights of the Company		
Ordinary shares	-	2,948,591,108	100.00[1]	100.00[1]	72.31*	213,212,623,019
Preferred shares	-	-	-	-	-	-
Warrants	-	-	-		-	-
Convertible Debentures	-	-	-		-	-
Other securities (if any)	-	-	-		-	-
			Total	100.00		213,212,623,019

Source: The Stock Exchange of Thailand

Note: * The Offeree is subject to the tender offer agent fee of 0.25% of the offer price and value added tax ("VAT") of 7% of the tender offer agent fee. Therefore, the net price to be received by the Offeree will be Baht 72.1166 for each ordinary share.

The offer price of Baht 72.31 per share is determined on the basis of "the cost of acquisition of control through another entity or juristic person", namely Shin Corporation Public Company Limited ("SHIN"). The offer price is calculated by the financial advisor in accordance with their notification to the Securities and Exchange Commission.

Based on the consolidated financial statements of SHIN as of September 30, 2005, the chain principle offer price ("CPO Price") is calculated as follows:

(Unit:: Baht millions, unless specified)

(1) Equity investment in the Company[2]	28,573.40
(2) Total shareholders' equity of SHIN	46,198.40
(3) % allocation of investment to the Company = (1) / (2) (%)	61.85%
(4) The value of the entire issued shares of SHIN (SHIN's Tender Offer price x total issued shares of SHIN = 49.25 x 2,999,833,427)	147,741.80
(5) Value of investment allocated to the Company = (3) x (4)	91,377.30
(6) Total no. of the Company shares held by SHIN (million)	1,263.71
(7) CPO Price = (5) / (6) (Baht)	72.31

From the above calculation, the CPO Price of AIS is Baht 72.31 per share.

5. **Securities held prior to making the Tender Offer and other securities which will be acquired in the future under any other agreements (as of the date of submission of this statement)**

---

[1] *As of January 4, 2006, the Company has a total of 2,948,591,108 issued shares, which excludes 2,540,200 treasury shares.* Source: The Stock Exchange of Thailand.

[2] Equity carrying value of SHIN's investment in AIS (Note 8 of SHIN's consolidated financial statements as of September 30, 2005).

5.1 Shares:

Name	Type of shares	No. of shares	% of total issued shares[3] of the Company	% of total voting rights of the Company
I. The Persons Making the Statement of Firm Intention				
1. Cedar Holdings Limited	-	-	-	-
2. Aspen Holdings Limited	-	-	-	-
II. The person in the Same Group as the Persons Making the Statement of Firm Intention	-	-	-	-
III. The person under Section 258 of the persons *specified in I and II* 1. Shin Corporation Public Company Limited	Ordinary Shares	1,263,712,000	42.86	42.86
IV. Other agreements for acquisition of additional securities of persons specified in I to III	-	-	-	-
	Total	1,263,712,000	42.86	42.86

Source: The Stock Exchange of Thailand

Note: Temasek Holdings (Private) Limited ("Temasek"), through its indirect subsidiaries, Cypress Holdings Limited and Anderton Investments Pte Ltd, is the largest shareholder of Cedar and Aspen, respectively. In addition, Singapore Telecommunications Limited, in which Temasek is the major shareholder, indirectly holds 568,000,000 ordinary shares, representing 19.26% of issued shares of the Company.[4]

5.2 Convertible Securities:

-None-

6. **Details of the Preparer of the Tender Offer:**

SCB Securities Company Limited

Sindhorn Building, Tower 3, 2nd, 20th, 24th-26th, 28th Floor,
130-132 Wireless Road, Lumpini, Pathumwan, Bangkok 10330

Telephone: 0-2686-2000

Facsimile: 0-2263-3801-2

7. **Details of other advisor (if any):**

Legal Advisor

Hunton & Williams (Thailand) Limited

[3] As of January 4, 2006, the Company has a total of 2,948,591,108 issued shares, which excludes 2,540,200 treasury shares. Source: The Stock Exchange of Thailand.

[4] Source: The Stock Exchange of Thailand (as of August 25, 2005).

17th Floor, Thai Wah Tower 2,
21/125-128 South Sathorn Road,Thungmahamek, Sathorn Bangkok 10120

Telephone: 0-2677-4690

Facsimile: 0-2677-4691-2

8. Date on which an official tender offer is expected to be filed:

February 1, 2006

9. Summary of a contract / agreement / memorandum of understanding made by The Persons Making the Statement of Firm Intention prior to submission of this statement of firm intention for the purpose of buying and selling significant amount of securities of the Company:

-None-

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

AIS-CP 016/2006

January 24, 2006

Re: Notification of resolution of the Board of directors meeting No. 1/2006

To: President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("**the Company**") held the board of directors meeting No. 1/2006 on January 24, 2006 at 10.45 a.m. to consider on the following agendas:

1. Acknowledged the sale of shares of Shin Corporation Public Company Limited ("**SHIN**") by its major shareholders which the Company is a group of SHIN that SHIN holds 42.82% of paid up capital of the Company. The details in connection with the said sale of shares were disclosed by the Company and SHIN to the Stock Exchange of Thailand ("**the SET**") on January 23, 2006.

2. Acknowledged the announcement of Voluntary Tender Offer of the Company's shares at the price of Baht 72.31 per share.

   As Cedar and Aspen announced to make a voluntary tender offer, Cedar and Aspen are obliged to make a tender offer for all securities of the Company according to the Notification of the Securities and Exchange Committee No. GorJor. 23/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers. In this regard, the Company are obliged to prepare an opinion concerning the tender offer in the form 250-2 and shall submit such opinion to the Office of the Securities and Exchange Committee ("**the Office**") and shall deliver a copy of such opinion to each shareholder within 15 business days from the date that the Company received the offer from Cedar and Aspen. Furthermore, in preparation of such opinion, the Company shall appoint independent financial advisor to be advisor who represent the shareholders and make an opinion concerning the offer. The meeting approved to authorize the Executive Committee to be the person who select the independent financial advisor to represent the shareholders and make an opinion concerning the offer.

   However, in connection with the voluntary tender offer by Cedar and Aspen, Cedar and Aspen has confirmed to the Company that Cedar and Aspen do not have an intention to delist the Company from the SET during the 12-month period after the end of the Tender Offer period unless the Company is unable to maintain its listing status under the regulations required by the SET or the Board of directors of the Company deems it appropriate to propose to delist the Company.

3. Acknowledged the resolution of the board of directors meeting no. 1/2006 of SHIN, held on January 23, 2006. Such meeting passed the resolution not to sell any shares of the Company which SHIN holds 1,263,712,000 shares, equal to 42.82 of paid up capital, according to the public announcement of Cedar and Aspen that they will make a voluntary

tender offer for the Company's shares because the board of directors of SHIN viewed that the Company's business is able to gain major profit to SHIN and the Company's performance is always impressive.

4. Approved the resignation of Mr. Supadej Poonpipat from his positions as the chairman of audit committee and independent director of the Company because he is indirectly a major shareholder of SHIN, therefore, he is not qualified to be the audit committee and independent director of the Company. However, he remains the director of the Company.

   Furthermore, approved the appointment of Mr. Boonchoo Direksathapon as the chairman of audit committee temporarily during the process of recruitment of a person to replacing such positions.

RECEIVED
2006 FEB -6 P 4: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 31, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 017/2006**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)

  Date: January 31, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

January 31, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 017/2006**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)

  Date: January 31, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 31, 2006

AIS-CP 017/2006

January 31, 2006

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS. 06/0278 of TMB Bank Plc. on January 30, 2006

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS06NA), the details are shown in the referenced letter.

Referenced Letter

IVS.06/0278

January 30, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on February 14, 2006 for the right to receive the interest rate for the period # 17. AIS06NA will be paid the interest on February 28, 2006 with interest rate 5.85 % from the period of November 28, 2005 to February 27, 2006 for 92 days.

AIS

RECEIVED

2006 FEB -6 P 4: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 2, 2006

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 019/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006.

  Date: February 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 2, 2006

AIS-CP 019/2006

February 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	**Grant I**	**Grant II**	**Grant III**
The number of warrants (units)	14,000,000	8,467,200	8,999,500
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	46.160	41.741	89.435
Exercise Ratio (warrant : common share)	1 : 1.03927		1 : 1.02633
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006, as follows:

Outstanding of ESOP	**Grant I**	**Grant II**	**Grant III**
No. of exercised warrants in this month (units)	618,100	577,600	213,400
No. of remaining unexercised warrants (units)	1,885,500	4,009,500	8,276,300
No. of shares derived from this exercise (shares)	642,365	600,274	219,017
No. of remaining shares reserved for warrants (shares)	2,008,823	4,202,575	8,407,929

SHIN CORPORATION

RECEIVED
2006 FEB -6 P 4: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 028/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006

  Date: February 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 2, 2006

SH 028/2006

February 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	29,000,000	18,083,700	13,660,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	17.337	13.314	35.463
Exercise Ratio (warrant : ordinary share)	1 : 1.02671		
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in January 2006, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	845,300	607,200	923,700
No. of remaining unexercised warrants (units)	10,404,000	13,199,500	12,613,900
No. of shares derived from this exercise (shares)	867,876	623,414	948,367
No. of remaining shares reserved for warrants (shares)	10,527,555	13,360,623	12,766,197